UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Seed Ranch Flavor Co., LLC

Legal status of Issuer:

   Form:

   Limited Liability Company

   Jurisdiction of Incorporation/Organization:

   Colorado

   Date of Organization:

   October 14, 2016

Physical Address of Issuer:

2525 Arapahoe Avenue, Suite E4-199, Boulder, CO 80302

Website of Issuer:

www.seedranchflavor.com

Current Number of Employees:

2

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$482,674	$475,743
Cash & Cash Equivalents	$65,342	$168,902
Accounts Receivable	$164,779	$84,864
Current Liabilities	$284,313	$104,055
Long-Term Liabilities	$0	$22,341
Revenues/Sales	$1,030,085	$909,389
Cost of Goods Sold	$491,396	$496,215
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(171,430)	$(212,681)

Table of Contents

April 11, 2024

Seed Ranch Flavor Co., LLC

 

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Seed Ranch Flavor Co., LLC, under its pending trademark GrownAsFoods™ ("**GrownAsFoods,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at <u>**www.seedranchflavor.com**</u> **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 11, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including <u>Exhibit A</u> and <u>Exhibit B</u>, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Seed Ranch Flavor Co., LLC
(Issuer)

By:/s/David Delcourt
(Signature)

David Delcourt
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Delcourt
(Signature)

David Delcourt
(Name)

Manager
(Title)

April 11, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 11, 2024

Seed Ranch Flavor Co., LLC

 

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

Description of the Business

Seed Ranch Flavor Co., LLC, develops and sells clean label, uniquely flavored sauces and seasonings. Under our pending trademark GrownAsFoods™, we sell a line of dairy-free boxed macaroni and cheese and vegan cheese powders. While we develop all our recipes in-house, we co-manufacture our products in Colorado and Illinois. We sell across a variety of channels, including retail, Amazon, direct-to-consumer, private label, and foodservice.

The Company is a Colorado limited liability company formed on October 14, 2016. The Company is headquartered in Colorado. The Company sells its products and services in the United States and internationally (through resellers) and over the Internet.

The Company's website is www.seedranchflavor.com.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict.

The Company is striving to be on the right side of this macro shift at. Increased consumer concerns about nutrition, healthy diets (some known as Paleo, KETO, and Vegan regimens) and food allergies are ever changing. This brings to our business the risk that sales of our products may decline due to changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company.

We rely on other companies to provide ingredients and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide ingredients or products which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on co-packers to provide our supply of products.

Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations. We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co-packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co-packing arrangement, if at all.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase products and ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients or products that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites, which has accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such stores. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves.

Due to the intense competition for limited shelf space in the categories we compete in, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

We face various risks as an e-commerce retailer.

We operate a business that sells products directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new retailers could have a material adverse effect on our business, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures.

If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the Company is subject to the rules and regulations of the U.S. Food and Drug Administration. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Seed Ranch Flavor Co., LLC, develops and sells clean label, uniquely flavored sauces and seasonings. Under our pending trademark GrownAsFoods™, we sell a line of dairy-free boxed macaroni and cheese and vegan cheese powders. While we develop all our recipes in-house, we co-manufacture our products in Colorado and Illinois. We sell across a variety of channels, including retail, Amazon, direct-to-consumer, private label, and foodservice.

Business Plan

The Company plans to expand its business by purchasing inventory, increasing sales and marketing efforts, and utilizing short-term debt. Any capital we raise in the future will empower us to acquire additional inventory, increase our sales and marketing initiatives, obtain short-term debt and provide necessary general working capital to grow out our infrastructure as we continue to grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Grown as Foods™ Products	Dairy-free boxed macaroni and cheese and vegan cheese powders, including Classic Vegan Mac & Cheese, Truffle Vegan Mac & Cheese, Truffle Cheddar Popcorn Seasoning and 1 lb. and 15 lb. sizes of bulk Vegan Cheese Powder.	Sold in retail grocery stores, independent stores, on Amazon, direct through our website, internationally through reseller and through distributors throughout the U.S.
Seed Ranch Flavor Sauces	The Company's sauce lineup includes: Truffle Hound, Everything but the Taco, Everything but the Sushi & Dumplings, Smoked Jalapeno, Smoky Ghost, Thai Green, HOT Thai Green, Peach Cayenne, NashSeoul, Truffle Fire, Umami Everyday and Umami Reserve.	Sold in retail grocery stores, independent stores, on Amazon, direct through our website, internationally through reseller and through distributors throughout the U.S.
Seed Ranch Flavor Seasonings	Our seasonings include: Umami All-Purpose Seasoning, Cheddar Craving Vegan Cheese Powder and Spicy Queso Vegan Cheese Powder.	Sold in retail grocery stores, independent stores, on Amazon, direct through our website, internationally through reseller and through distributors throughout the U.S.

Competition

The food and beverage consumer products markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, value and packaging are also important differentiating factors.

We face competition across both product lines from incumbent brands such as Tabasco, Cholulua, and Yellowbird for sauces and Annies, Kraft, and Daiya for Mac & Cheese. In addition, other startup brands, such as Truff and Bravado for sauces and Camp and Goodles for mac & cheese, have created additional competition in the space.

Customer Base

The majority of our revenue and customer base is through brick & mortar grocery retail, including Sprouts, King Soopers, and regional players. Amazon customers make up around 15-20% of our customer base and direct to consumer is around 5% of our revenue. We have a small but growing list of private label customers who purchase our products with their own branding and sell to their customer base (e.g., Thrive Market).

Supply Chain

Although the Company is dependent upon certain third-party vendors, including co-packers and suppliers, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5308205	"Seed Ranch Flavor Co."	Standard Character Mark	October 24, 2016	October 10, 2017	USA
6460197	"Seed Ranch Flavor Co. TRUFFLE HOUND"	Standard Character Mark	November 2, 2020	August 24, 2021	USA
97281408	"GROWNAS"	Standard Character Mark	February 23, 2022	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Additionally, the Company owns a number of domain names, including www.seedranchflavor.com and www.grownasfoods.com.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company is subject to the rules and regulations of the U.S. Food and Drug Administration. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David Delcourt	CEO, Co-Founder and Manager*	CEO, Co-Founder and Manager of Seed Ranch Flavor Co., LLC, 2016 – Present Responsible for strategy, day-to-day management and general CEO responsibilities.	Wesleyan University, B.A., Economics, 2005
Suki Sohn	Fractional CFO	Fractional CFO of Seed Ranch Flavor Co., LLC, 2022 – Present Responsible for maintaining the Company's financial records, creating forecasts and other general financial matters. Founder and CEO of Kiban360, 2020 – 2022 Responsible for managing the company and providing a variety of financial services to clients.	INSEAD, MBA, 2000 Bryn Mawr College, B.A., History, 1994

*Pursuant to the Amended LLC Agreement of the Company, the CEO of the Company shall also be the Manager of the Company.

Biographical Information

David Delcourt: David is the CEO, Co-Founder and Manager of the Company. Prior to founding the Company, David was a Co-Founder and CEO of sustainability startup Siva Cycle and Co-Founder of MakeMeSustainable.com, a carbon and energy management web platform (acquired in 2011). He has also held roles as an analyst and sales executive.

Suki Sohn: Suki is the fractional CFO of the Company. She is the CEO and Founder of financial services firm Kiban360, Founding Member and CFO of Simply Capital, and Fractional CFO of allrites. Previously, Suki was the Chief Financial Officer of Onslot Films, a hybrid production company and creative agency. She is an experienced Chief Financial Officer with a demonstrated history of working in a wide range of industries. Suki has a strong finance background and is skilled in Management, Project Implementation, Business Development, and Finance.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has two employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized issued and outstanding: (i) 86,347 Class A Units (the "**Class A Units**") and (ii) 13,653 Class B Units (the "**Class B Units**", and when combined with the Class A Units, collectively, the "**Units**").

Outstanding Capital Interests

As of the date of this Form C-AR, the Company's outstanding capital interests consists of:

Type	Class A Units
Amount Outstanding	86,347
Voting Rights	One vote per Class A Unit
Anti-Dilution Rights	None
Other Rights	(i) Preemptive rights to purchase additional securities; and (ii) Right of first refusal and Tag-along rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional units of Class A Units which may dilute the Security.

Type	Class B Units
Amount Outstanding	13,653
Voting Rights	None, except for specified Major Decisions
Anti-Dilution Rights	None
Other Rights	(a) Pursuant to the Amended LLC Agreement, the Manager was originally issued 13,653 Class B Units and has been provided the discretionary authority to re-allocate these Class B Units (the Manager has subsequently re-allocated 7,510 Class B Units to employees and advisors to the Company); and (b) Right of first refusal and Tag-along rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional units of Class B Units which may dilute the Security.

*Certain of these Class B Units remain subject to vesting.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$134,408*
Voting Rights	The holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $4,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

*Includes $1,330 in Crowd SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO
Principal Amount Outstanding	$14,500
Interest Rate and Amortization Schedule	1.61%
Description of Collateral	Unsecured
Maturity Date	October 28, 2024

Type	Unsecured Loans from Company CEO
Principal Amount Outstanding	$130,000
Interest Rate and Amortization Schedule	5%
Description of Collateral	Unsecured
Maturity Date	24 months from issuance of loans*

*Due as follows: (i) February 13, 2025- $50,000; (ii) April 25, 2025- $35,000; (iii) May 31, 2025- $25,000; and (iv) September 5, 2025- $20,000

Type	SBA EIDL Loan
Amount Outstanding	$22,295
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $105 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Maturity Date	June 17, 2050

Type	Frost Investment Line of Credit
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	9% per annum. Installment payments, including principal and interest, of $194 monthly.
Description of Collateral	Unsecured
Maturity Date	October 1, 2026

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$525,000	21,000	General Working Capital	Various dates between May 9, 2022 and June 15, 2022	Section 4(a)(2)
Class B Units	N/A	7,510	N/A	January 1, 2023; February 1, 2023; and September 14, 2023	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$134,408*	83	Product Development and General Working Capital	February 12, 2024	Reg. CF

*Includes $1,330 in Crowd SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
David Delcourt	45,545 Class A Units 6,143 Class B Units*	52.75%

*The Class B Units are non-voting. Pursuant to the Amended LLC Agreement, the Manager has the discretionary authority to re-allocate these Class B Units. The Manager has previously re-allocated 7,510 Class B Units to employees and advisors to the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Company had an aggregate of approximately $109,080 in cash and cash equivalents, leaving the Company with 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In February 2024, the Company completed an offering pursuant to Regulation CF and raised $133,078.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(i) On October 28, 2021, the Company entered into a promissory note in the amount of $35,000 with the Company's CEO and Co-Founder, David Delcourt. The loan bears an interest rate of 1.61% and has a maturity date of October 28, 2024. As of the date of this Form C-AR, the current outstanding balance of the loan is $14,500.

(ii) In 2023, the Company entered into four promissory notes in the aggregate amount of $130,000 with the Company's CEO and Co-Founder, David Delcourt. The loans bear an interest rate of 5% with repayment over 24 months as cash flow allows. As of the date of this Form C-AR, the current outstanding balance of these loans is $130,000.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 11, 2024

Seed Ranch Flavor Co., LLC

 

Seed Ranch Flavor Co.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
40000 TOTAL BUS CHK (5531)	59,338.48
42000 Amazon Clearing	0.00
43000 Synder	
43100 Amazon (required for Synder)	4,515.77
43200 PayPal (required for Synder)	386.07
43300 Shopify (required for Synder)	805.69
43400 Shopify GrownAs* Mac (required for Synder)	15.82
43500 Square (required for Synder)	81.00
43600 Stripe (required for Synder)	20.00
Total 43000 Synder	**5,824.35**
44000 Petty Cash	180.00
Total Bank Accounts	**$65,342.83**
Accounts Receivable	
41000 Pending AR	164,779.34
Total Accounts Receivable	**$164,779.34**
Other Current Assets	
45000 Inventory Asset	244,896.89
49000 Undeposited Funds	7,655.83
Total Other Current Assets	**$252,552.72**
Total Current Assets	**$482,674.89**
Fixed Assets	
47000 Accumulated Depreciation	-4,203.84
48000 Fixed Asset Computers	4,203.84
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$482,674.89**

Seed Ranch Flavor Co.

Balance Sheet
As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	5,000.00
Total Accounts Payable	**$5,000.00**
Credit Cards	
21000 Credit Cards	
21100 Chase CC - 1807/2173/6008	
21200 David CC - 1807/2173	-148,902.32
21300 Russel CC - 6008	163,605.72
Total 21100 Chase CC - 1807/2173/6008	**14,703.40**
21400 CHASE CREDIT CARD (3518/1971/1944)	21,650.40
21500 CHASE CREDIT CARD (8915)	22,315.76
21600 CHASE CREDIT CARD (9929)	7,380.99
21700 Southwest Credit Card	13,909.19
Total 21000 Credit Cards	**79,959.74**
Total Credit Cards	**$79,959.74**
Other Current Liabilities	
22000 SBA Loan	22,610.67
23000 Loan Payable to David Delcourt	144,500.00
24000 Colorado Department of Revenue Payable	1,021.22
25000 Out Of Scope Agency Payable	1,172.09
26000 Colorado, Boulder Payable	250.68
27000 Sales Tax Payable	4,578.68
28000 Shopify Gift Card Liability	220.00
Frost Investments	25,000.00
Total Other Current Liabilities	**$199,353.34**
Total Current Liabilities	**$284,313.08**
Total Liabilities	**$284,313.08**
Equity	
30000 Opening Balance Equity	3,462.70
30500 Accrual to Cash Adjustments	81,684.17
31000 Founder's Equity	
31100 Partner Capital - Delcourt	-72,344.72
31200 Partner Capital - Onysko	-28,902.47
Total 31000 Founder's Equity	**-101,247.19**
32000 Founder Distributions	
32100 Founder Distributions - Delcourt	0.00
32200 Founder Distributions - Onysko	0.00
Total 32000 Founder Distributions	**0.00**

Seed Ranch Flavor Co.

Balance Sheet

As of December 31, 2023

	TOTAL
33000 Partner's Equity	
33100 Parnter Capital - Bogosian, John	50,000.00
33150 Partner Capital - Brown, Benjamin	25,000.00
33200 Partner Capital - Cotter, Charles	25,000.00
33250 Partner Capital - Delcourt, Sarah	50,000.00
33300 Partner Capital - Despa Holdings LLC	100,000.00
33350 Partner Capital - Eberhardt, Dean	25,000.00
33400 Partner Capital - Ehrhardt, Jules	18,905.21
33450 Partner Capital - Frost, Christopher B.	125,000.00
33500 Partner Capital - Granoff, Pir	18,905.21
33550 Partner Capital - Hellman, Christine	15,000.00
33600 Partner Capital - Hellman, Samuel	35,000.00
33650 Partner Capital - Human Design LLC	25,000.00
33700 Partner Capital - Kreitman, James	50,000.00
33750 Partner Capital - White-Cinis, Jessey	18,905.21
Total 33000 Partner's Equity	**581,715.63**
39000 Retained Earnings	-195,822.77
Net Income	-171,430.73
Total Equity	**$198,361.81**
TOTAL LIABILITIES AND EQUITY	**$482,674.89**

Seed Ranch Flavor Co.

Profit and Loss
January - December 2023

	TOTAL
Income	
10000 Income	
11000 Sales of Product Income	2,086.72
12000 Wholesale Sales	
12100 Direct Wholesale	409,294.60
12200 Distributor	281,968.57
12300 Private Label Income	77,880.85
Total 12000 Wholesale Sales	**769,144.02**
13000 Retail Sales	
13100 Direct Retail	82,987.25
13200 Amazon	163,176.02
Total 13000 Retail Sales	**246,163.27**
14000 Shipping Income	12,691.32
Total 10000 Income	**1,030,085.33**
19000 Discounts & Refunds Given	
19100 Discounts	-18,682.74
19200 Distributor Discounts	-34,370.87
19300 Refunds	-82.50
19600 Chargebacks	-12,206.15
19900 Bad Debt	-1,383.00
Rebates	-2,295.09
Total 19000 Discounts & Refunds Given	**-69,020.35**
Total Income	**$961,064.98**
Cost of Goods Sold	
50000 Cost of Goods Sold	1,089.91
51000 Ingredients - COGS	0.00
52000 Shipping - COGS	75,531.79
53000 Amazon - COGS	31,957.66
54000 Direct Wholesale - COGS	182,588.14
55000 Distributor - COGS	144,962.32
56000 Direct Retail - COGS	16,200.69
57000 Private Label - COGS	39,065.82
58000 Inventory Shrinkage	0.00
Total 50000 Cost of Goods Sold	**491,396.33**
59000 Seller Fees	
59100 Seller fees - Direct Retail	
59110 PayPal fees	578.98
59120 Shopify fees	3,934.74
59130 Square fees	362.03
59140 Stripe fees	24.71
Total 59100 Seller fees - Direct Retail	**4,900.46**

Seed Ranch Flavor Co.

Profit and Loss
January - December 2023

	TOTAL
59200 Seller Fees - Wholesale	
59210 Other fees	5,398.62
59220 Faire fees	13,850.22
Total 59200 Seller Fees - Wholesale	**19,248.84**
59300 Amazon fees	68,337.74
Total 59000 Seller Fees	**92,487.04**
Total Cost of Goods Sold	**$583,883.37**
GROSS PROFIT	**$377,181.61**
Expenses	
60000 Advertising & Marketing	
60100 Paid Advertising Expense	
60110 Facebook Advertising	1,216.02
60120 Advertising Expense	8,719.23
60130 Amazon Advertising	24,383.90
Total 60100 Paid Advertising Expense	**34,319.15**
60200 Branding Expense	16,638.36
60300 Marketing Expense - In Store Promotion	23,695.48
60400 R & D	21,205.70
60500 Trade Shows/Conferences/Events	9,332.98
60600 New Item Placement Fee	11,563.85
Total 60000 Advertising & Marketing	**116,755.52**
62000 Office & General Administrative Expenses	
62100 Auto Expenses	784.42
62200 Bank Charges & Fees	839.22
62300 Insurance	1,190.00
62400 Office Supplies	9,351.24
62500 Software Expense	22,486.08
62600 Taxes & Licenses	701.10
62700 QuickBooks Payments Fees	675.89
62800 Reimbursable Expenses	2,675.83
62900 Subscription Fees	6,077.62
63000 Miscellaneous Dist. Fees	55,003.97
63100 Meals & Entertainment	7,138.58
63200 Rent & Lease	41,449.96
63202 Storage Cost	1,140.00
Total 63200 Rent & Lease	**42,589.96**
63300 Travel	6,066.71
63310 Transportation	3,136.10
Total 63300 Travel	**9,202.81**
Total 62000 Office & General Administrative Expenses	**158,716.72**

Seed Ranch Flavor Co.

Profit and Loss
January - December 2023

	TOTAL
64000 Payroll Expenses	
64100 Contractors	21,403.79
64200 Salaries & Wages	160,730.85
64300 Payroll Fees	1,164.20
64400 Payroll Taxes	13,417.90
64500 Employee Benefits	
64510 Insurance - Health	11,606.71
Total 64500 Employee Benefits	**11,606.71**
Total 64000 Payroll Expenses	**208,323.45**
65000 Legal & Professional Services	
65100 Legal Fees	4,525.00
65200 Professional Fees	58,090.00
Total 65000 Legal & Professional Services	**62,615.00**
66000 Interest Paid	2,208.91
Total Expenses	**$548,619.60**
NET OPERATING INCOME	$ -171,437.99
Other Income	
Cash Back Rewards	7.25
Total Other Income	**$7.25**
Other Expenses	
Unrealized Gain or Loss	0.00
Exchange Gain or Loss	-0.01
Total Other Expenses	**$ -0.01**
NET OTHER INCOME	**$7.26**
NET INCOME	**$ -171,430.73**